PRINCIPAL DIVERSIFIED SELECT REAL ASSET FUND
CONTRACTUAL FEE WAIVER AGREEMENT

AGREEMENT made this June 25, 2019 by and between Principal Diversified Select Real Asset Fund (the “Fund”) and Principal Global Investors, LLC (the “Advisor”) (together, the “Parties”).

The Advisor has contractually agreed to limit the Fund’s expenses (excluding interest expense, short sale dividend and interest expense, acquired fund fees and expenses, and other extraordinary expenses) on certain share classes of the Fund. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Fund through the fiscal year end, provided no reimbursement will be made if it would result in the Fund’s exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.

Further, the Advisor has contractually agreed to waive a portion of the management fee it receives from the Fund through the fiscal year end. The waiver is expressed as a percentage of average daily net assets. The management fee waiver is attached as Schedule B to this Agreement.

The Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby canceled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

PRINCIPAL DIVERSIFIED SELECT REAL ASSET FUND		PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Clint L. Woods	By:	/s/ Clint L. Woods
Name:	Clint L. Woods	Name:	Clint L. Woods
Title:	Vice President, Counsel, and Assistant Secretary	Title:	Vice President, Associate General Counsel, Governance Officer, and Assistant Corporate Secretary

By:	/s/ Beth C. Wilson	By:	/s/ Adam U. Shaikh
Name:	Beth C. Wilson	Name:	Adam U. Shaikh
Title:	Vice President and Secretary	Title:	Assistant General Counsel

Series	Class A	Institutional Class	Class Y	Expiration
Principal Diversified Select Real Asset Fund	2.07%	1.77%	1.57%	07/31/2020

SCHEDULE B

Series	Waiver	Expiration
Principal Diversified Select Real Asset Fund	0.13%	07/31/2020